FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Chooses Xiamen for Its Second China Manufacturing Site”, dated December 8, 2005.
2.	Taiwan Stock Exchange filing entitled, “The Board resolution to indirectly invest in Darwin Precisions (Suzhou) Corp.”, dated December 8, 2005.
3.	Taiwan Stock Exchange filing entitled, “The Board resolution to propose secured corporate bond as per the agreement of NTD 42 billion syndication loan.”, dated December 8, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 8, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Chooses Xiamen for Its Second China Manufacturing Site

With Customer Service On the Top of Its Agenda

Hsinchu, Taiwan, December 8th, 2005–

      AU Optronics Corp (“AUO” or the “the Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors, where the Board approved the Company’s second China manufacturing site - AU Optronics (Xiamen) Corp. - in the city of Xiamen in Southern China. This move is in-line with the Company’s on-going belief in treating its customers as partners in business. Initial capital investments of USD 50 million are facilitated for a new module plant (TFT-LCD Panel’s final manufacturing stage) and sales facility.

     AUO indicated that heavy investment in its Taichung Taiwan manufacturing site in recent years demands sufficient Liquid Crystal Display Module (“LCM”, the last TFT-LCD manufacturing process) capacity support, which should and is being considered in advance. A major determinant of the Company’s second China site is one that can deliver immediate results to its customers. In recent years, Southern China has become a hub for both Information Technology and Consumer Electronic manufacturers, especially for TV, mobile phone, and other small- to medium- sized applications. In addition, top brand-name companies have chosen Xiamen, making it the chosen location in order to provide optimal customer services. By establishing TFT-LCD’s final-stage production process in the same location means on-time delivery of efficient services. Xiamen, one of China’s first four Special Economic Zones, is known as one of the most important ports in the country with infrastructure for transportation in air, land and sea in place.

     AU Optronics ( Xiamen ) Corp. will be located in Xiamen City, Xiangan District. An initial capital investment of USD 50 million is planned for LCM manufacturing facility for a full-range sized applications (small- medium- and large) and is to gradually increase with customer demand. The Company presently has three LCM facility sites; Taiwan’s Aspire Park, Taiwan’s Central Taiwan Science Park, and another major site in Suzhou China. Three module facility locations target specialized production and capacity.

2

      About AUO
     AU Optronics Corporation (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (TFT-LCD), with about 24,000 employees, dominating approximately 13.9%* of global market share and generated net income of NT$168.1Billion (US$5.3 bn) in 2004. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab. specializing in low temperature poly silicon TFT and organic LED. Currently the most widely used flat panel display technology, AUO is one of few top-tier TFT-LCD manufacturer globally, able to offer a wide range of small to large sized (1.5” -46”) TFT-LCD display panels, which puts it in a unique position to service clients of diversified product applications.

     * As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated Sep 30, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form20-F filed with the United States Securities and Exchange Commission on June 3, 2005.

#                #                #

FOR MORE INFORMATION

          Yawen Hsiao
          Corporate Communications Dept.
          AU Optronics Corp.
          Tel: +886-3-5008899 ext 3211
          Fax: +886-3-5772730
          Email:yawenhsiao@auo.com

Item 2

AU Optronics Corp.
December 08, 2005
English Language Summary

Subject:	The Board resolution to indirectly invest in Darwin Precisions (Suzhou) Corp.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2005/12/08

Content:

1.	Date of occurrence of the event: 2005/12/08
2.	Method of the present increase (decrease) in investment: Indirect investment through an offshore entity.
3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 9.5 million.
4.	Company name of the invested mainland Chinese company: Darwin Precisions (Suzhou) Corp.
5.	Paid-in capital of said invested mainland Chinese company: 0
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 18.25 million
7.	Main business items of said invested mainland Chinese company: The production and sale of modules and its key components.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
11.	Amount of actual investment to date in said invested mainland Chinese company: 0
12.	Counterparty to the transaction and its relationship to the Company: The Company’s subsidiary.
13.	Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A
14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship tothe company at those times: N/A
15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A
18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long term investment
20.	Do the directors have any objection to the present transaction? : No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 183 million
22.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on thefinancial statement for the most recent period: 10.51%
23.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.09%
24.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 4.25%
25.	Total amount of actual investment in the mainland China area to date: US$ 171 million
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 9.82%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 1.95%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 3.98%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
Recognized profits/(losses):
2004: US$28,120 thousand
2003: US$18,890 thousand
2002: (US$24,906) thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No
32.	Any other matters that need to be specified: N/A

Item 3

AU Optronics Corp.
December 08, 2005
English Language Summary

Subject:	The Board resolution to propose secured corporate bond as per the agreement of NTD 42 billion syndication loan.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2005/12/08

Content:

1.	Date of the board of directors resolution: 2005/12/08
2.	Name [__nth issue of (secured, unsecured) corporate bonds of Co.]:
Secured corporate bonds of AU Optronics
3.	Total amount of the issue: NT$ 5 billion
4.	Face value: NT$ 1 million or integral multiples of NT$ 1 million
5.	Issue price: 100% of principal amount.
6.	Issue period: Up to 5 years.
7.	Issue coupon/interest rate: To be set in accordance with the market conditions
8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: Secured by banks.
9.	Use of the funds raised by the offering and utilization plan: Purchase of machinery, equipment and construction of building.
10.	Underwriting method: To be determined.
11.	Trustees for the bonds: To be determined.
12.	Underwriter or distributing agent institution: To be determined.
13.	Guarantor(s) for the issue: Mizuho bank and 6 other banks.
14.	Institution serving as agent for payment of the principal and interest: To be determined.
15.	Certifying institution: To be determined.
16.	Where convertible into shares, the rules for conversion: Not applicable.
17.	Resale conditions: To be determined

18.	Repurchase conditions: To be determined
19.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: Not applicable.
20.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: Not applicable.
21.	Any other matters that need to be specified: nil